Filed pursuant to Rule 433

Issuer Free Writing Prospectus dated January 8, 2019

Relating to Preliminary Prospectus Supplement dated January 8, 2019

To Prospectus dated February 16, 2018

Registration No. 333-223067

Colfax Announces Pricing of Tangible Equity Unit Offering

ANNAPOLIS JUNCTION, MD – January 8, 2019 – Colfax Corporation (NYSE: CFX) (“Colfax”), a leading diversified technology company, today announced that it has priced its previously announced public offering of 4 million of its 5.75% tangible equity units at $100 per unit (equal to the stated amount per unit). The tangible equity unit offering is made by means of a prospectus supplement under Colfax’s effective shelf registration statement. Colfax’s common stock is listed on the New York Stock Exchange under the symbol “CFX,” and CFX intends to apply to list the tangible equity units on the New York Stock Exchange under the symbol “CFXA.” Colfax anticipates the offering will close on January 11, 2019, subject to customary closing conditions. Colfax has granted the underwriters a 13-day option to purchase up to an additional 600,000 tangible equity units.

Each tangible equity unit is comprised of a prepaid stock purchase contract and a senior amortizing note due January 15, 2022. Unless earlier redeemed or settled, each purchase contract will automatically settle on January 15, 2022 (subject to postponement in certain limited circumstances), and Colfax will deliver between 4.0000 and 4.8054 shares of common stock per purchase contract, subject to adjustment, based upon the applicable market value of the common stock, as described in the final prospectus supplement relating to the offering. Each amortizing note will have an initial principal amount of $15.6099, will bear interest at a rate of 6.50% per annum and will have a final installment payment date of January 15, 2022. On each January 15, April 15, July 15 and October 15, commencing on April 15, 2019, Colfax will pay equal quarterly cash installments of $1.4375 per amortizing note (except for the April 15, 2019 installment payment, which will be $1.5014 per amortizing note), which will constitute a payment of interest and a partial repayment of principal, and which cash payment in the aggregate per year will be equivalent to 5.75% per year with respect to each $100 stated amount of tangible equity units. The amortizing notes will be the senior unsecured obligations of Colfax.

Colfax expects the net proceeds of the offering to be $387.8 million (or $446.0 million if the underwriters exercise their option to purchase additional tangible equity units in full), after deducting underwriting discounts and commissions and before expenses. Colfax intends to use the net proceeds from the offering to finance a portion of the purchase price for the previously announced acquisition of DJO Global Inc. and to pay related fees and expenses. If for any reason the merger is not consummated, then Colfax intends to use the net proceeds from the offering, after payment of any cash redemption amount and repurchase price, for general corporate purposes.

One or more entities affiliated with Mitchell Rales, the Chairman of our Board, or Steven Rales, one of our current stockholders, have agreed to purchase an aggregate of 500,000 Units (representing an aggregate stated amount of up to $50 million) in this offering at the public offering price for investment purposes.

J.P. Morgan Securities LLC, Credit Suisse Securities (USA) LLC, Barclays Capital Inc., BNP Paribas Securities Corp., Citigroup Global Markets Inc., Citizens Capital Markets, Inc., Goldman Sachs & Co. LLC and HSBC Securities (USA) Inc. are acting as joint book-running managers for the offering. The offering (including the component stock purchase contracts and senior amortizing notes) are being made pursuant to an effective shelf registration statement on Form S-3 filed with the Securities and Exchange Commission (“SEC”). The offering may only be made by means of the applicable prospectus supplement and accompanying prospectus.

A registration statement on Form S-3 was previously filed with the U.S. Securities and Exchange Commission (“SEC”) and is effective. A prospectus supplement and the accompanying base prospectus describing the terms of the Offering have been filed with the SEC. When available, the final prospectus supplement for the Offering will be filed with the SEC. The Offering is being made only by means of the prospectus supplement and the accompanying base prospectus. Before you invest, you should read the prospectus supplement and the accompanying base prospectus and other documents that the Company has filed with the SEC for more complete information about the Company and the Offering. You may obtain these documents free of charge by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies of the prospectus supplement and accompanying prospectus can be obtained when available by contacting J.P. Morgan Securities LLC, Prospectus Department, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, or via telephone: 1-866-803-9204; or Credit Suisse Securities (USA) LLC at Credit Suisse Prospectus Department, Eleven Madison Avenue, New York, New York 10010, 1-800-221-1037, e-mail: newyork.prospectus@credit-suisse.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

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ABOUT COLFAX CORPORATION – Colfax Corporation is a leading diversified technology company that provides fabrication technology and air and gas handling products and services to customers around the world principally under the ESAB and Howden brands. Colfax believes that its brands are among the most highly recognized in each of the markets that it serves. The Company uses its Colfax Business System (“CBS”), a comprehensive set of tools, processes and values, to create superior value for customers, shareholders and associates. Colfax is traded on the NYSE under the ticker “CFX.”

CAUTIONARY NOTE CONCERNING FORWARD LOOKING STATEMENTS:

This press release contains forward-looking statements, including forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, but are not limited to, statements concerning the completion and timing of the offering and the merger, Colfax’s plans, objectives, expectations and intentions and other statements that are not historical or current fact. Forward-looking statements are based on Colfax’s current expectations and involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such forward-looking statements. Factors that could cause Colfax’s results to differ materially from current expectations include, but are not limited to, risks and uncertainties regarding Colfax and DJO’s respective businesses and the proposed acquisition, and actual results may differ materially. These risks and uncertainties include, but are not limited to, (i) the ability of the parties to successfully complete the proposed acquisition on anticipated terms and timing, including obtaining required regulatory approvals and other conditions to the completion of the acquisition, (ii) access to available financing on a timely basis and reasonable terms, (iii) the effects of the transaction on Colfax and DJO operations, including on the combined company’s future financial condition and performance, operating results, strategy and plans, including anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, losses, future prospects, business and management strategies for the management, expansion and growth of the new combined company’s operations, (iv) the ability to satisfy customary closing conditions with respect to the offering, and (v) other factors detailed in Colfax’s and DJO Finance LLC’s respective reports filed with the U.S. Securities and Exchange Commission on Form 10-K and Form 10-Q. In addition, these statements are based on a number of assumptions that are subject to change. This press release speaks only as of the date hereof. Colfax disclaims any duty to update the information herein.

Investor Contact:

Colfax Contacts:

Investors:

Kevin Johnson, Vice President

Colfax Corporation

+1-301-323-9090

investorrelations@colfaxcorp.com